

Mail Stop 4631

July 6, 2017

Via E-mail
Mr. Gary G. Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342

> **Re:** **Tutor Perini Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Definitive Proxy Statement Filed April 13, 2017**
> **File No. 001-06314**

Dear Mr. Smalley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, Page F-8

1. You disclose that you classify construction-related receivables and payables that may be settled in periods exceeding one year from the balance sheet date as current. Please disclose the portion expected to be settled after one year. Refer to ASC 910-310-50 and 910-405-50.

Note 7 – Contingencies and Commitments, Page F-22

2.   You state that a material adverse financial impact due to the insurers' denial of coverage and WSDOT's legal actions related to the Alaskan Way Viaduct matter is neither probable nor remote. If it is at least a reasonable possibility, please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Definitive Proxy Statement filed April 13, 2017

Compensation Discussion and Analysis, page 26

General

3.   Please tell us whether the $3.75 million payment was pursuant to a further agreement or understanding with Mr. Tutor, as it appears that the employment agreement you have filed as exhibit 10.1 to Form 8-K filed December 24, 2014 provides for $5 million succession planning bonus upon the finalization of a board approved succession plan including the naming of a successor for the role of the Chief Executive Officer. We note your disclosure on page 31 that the Compensation Committee has no current plans to consider significant future bonuses to your CEO that could be considered discretionary. It is unclear from your disclosure if the remaining $1.25 million will no longer be paid to Mr. Tutor. Please tell us whether the Compensation Committee has terminated the remaining bonus under the employment agreement or whether Mr. Tutor has elected to forgo the remaining amounts due. In future filings, to the extent that any of the remaining succession plan bonus is paid, please disclose the basis of the award.

Annual Incentive Compensation, page 37

4.   We note that you disclose the Pre-Tax Income target performance metric for your annual incentive compensation. However, you do not disclose the threshold and maximum level of achievement. In future filings please disclose the threshold, target and maximum level of achievement required for each performance metric and payouts for each level of achievement. Please provide the staff with proposed revised disclosure.

Long-Term Incentives, page 38

5.   In future filings please disclose threshold, target and maximum level of achievement required for each metric and payouts for each level of achievement. Please provide the staff with proposed revised disclosure.

   You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551- 3355 with any questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

                              Sincerely,

                              /s/ Terence O'Brien

                              Terence O'Brien
                              Accounting Branch Chief
                              Office of Manufacturing and
                              Construction